January 15, 2016

Via EDGAR

Erin E. Martin, Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:	Seacoast Banking Corporation of Florida
Registration Statement on Form S-4
Filed December 15, 2015
File No. 333-208546

Dear Ms. Martin:

On behalf of Seacoast Banking Corporation of Florida (“Seacoast”), this letter responds to your letter, dated January 6, 2016 (the “Comment Letter”), regarding the above-referenced filing (the “Registration Statement”).

Each response of Seacoast is set forth in ordinary type beneath the corresponding comment of the Staff contained in the Comment Letter, which appears in bold type. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.

We have provided under separate cover for your convenience a marked copy of Amendment No. 1 to the Registration Statement, which is being filed today by electronic submission.

Prospectus Cover Page

1.	Please disclose that Floridian may terminate the merger agreement if either (i) Seacoast’s common stock drops below a certain floor price or (ii) Seacoast’s common stock underperforms the NASDAQ Bank Index by more than 20% and it does not elect to increase the stock election consideration by a formula-based amount outlined in the merger agreement, each of which is discussed in further detail on page 73, on the prospectus cover page.

We acknowledge the Staff’s comment and have revised the disclosure on the prospectus cover page to include the suggested language.

The Merger Agreement, page 59

Representations and Warranties, page 70

2.	We note your disclosure that the representations and warranties contained in the merger agreement were made solely for the benefit of the other party and should not be relied on by any other person. Please note that disclosure regarding an agreement’s representations, warranties or covenants (whether through incorporation by reference or direct inclusion) constitutes disclosure to investors, and you are required to consider whether additional disclosure is necessary in order to put the information contained in, or otherwise incorporated into that publication, into context so that such information is not misleading. Please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005). Please revise this disclosure to remove the implication that the merger agreement and summary do not constitute public disclosure under the federal securities laws and to clarify that you will provide additional disclosure in your public reports to the extent that you are or become aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the representations and warranties contained in the agreements and will update such disclosure as required by federal securities laws.

We acknowledge the Staff’s comment and have revised the disclosure on page 70 of the Registration Statement related to the representations and warranties in the merger agreement to remove the statements that implied that the representations and warranties contained in the merger agreement do not constitute disclosure under the federal securities laws and to clarify that Seacoast will provide additional disclosure in its public reports to the extent it becomes aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the representations and warranties contained in the merger agreement and will update such disclosure as required by federal securities laws. We note that Floridian does not file reports under the federal securities laws.

Part II, Item 21, Exhibits and Financial Statement Schedules

3.	Please file the employment agreement that you will enter into with Mr. Dargan as an exhibit to the registration statement. Refer to Item 601(b)(10) of Regulation S-K for guidance.

We acknowledge the Staff’s comment and have filed the employment agreement between Thomas H. Dargan and Seacoast as Exhibit 10.2 to the Registration Statement.

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call the undersigned at (212) 504-6436 or my colleague, Andrew Alin, at (212) 504-6889.

Sincerely,

/s/ William P. Mills

William P. Mills

Partner

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